United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the

Securities Exchange Act of 1934

For the month of November 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant’s Name into English)

Calzada del Valle Ote. 407

Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220

(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

CONTENTS

*Press Release dated November 16, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By:	/s/ Eduardo Villegas
Eduardo Villegas
Vice President, Treasury
Date: November 19, 2004

	Website:	http://www.gruma.com

	New York Stock Exchange:	GMK
Monterrey, N.L., México, November 19, 2004	Bolsa Mexicana de Valores:	GRUMAB

GRUMA, S.A. DE C.V. CASH TENDER OFFER FOR 7.625% NOTES DUE 2007

Monterrey, N.L., Mexico, November 16, 2004 – GRUMA, S.A. de C.V. (“GRUMA”) today announced that it has commenced a cash tender offer (the “Offer”) for any and all of its outstanding US$250,000,000 aggregate principal amount of 7.625% Notes Due 2007 (the “7.625% Notes”) and a solicitation of consents (the “Consent Solicitation”) to eliminate certain restrictive covenants from the indenture governing the 7.625% Notes. The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated November 16, 2004.

The total consideration will be determined by pricing the 7.625% Notes using standard market practice to obtain the present value of the principal plus interests accrued to the stated maturity date at a fixed spread of 35 basis points over the yield to maturity on the 3% United States Treasury Note maturing November 15, 2007, determined at 2:00 p.m. New York City time on November 30, 2004 by reference to the Bloomberg Pricing Monitor.  Holders who tender and deliver their consents to the proposed amendments to the indenture governing the 7.625% Notes by 5:00 p.m. New York City time on November 30, 2004 (the “Consent Date”) will be eligible to receive the total consideration, which includes a consent payment equal to US$20 per US$1,000 principal amount of 7.625% Notes tendered. Holders who tender after the Consent Date but by December 14, 2004 (the “Expiration Date”) will be eligible to receive the tender offer consideration, which equals the total consideration less the consent payment.

The Offer is subject to, and conditioned upon, Gruma’s receipt of financing and other conditions set forth in the Offer to Purchase and Consent Solicitation Statement.

We expect to pay holders who validly tender their 7.625% Notes by the Consent Date promptly following the satisfaction of the tender offer conditions. We expect to pay holders who validly tender and do not withdraw their 7.625% Notes after the Consent Date, but by the Expiration Date, promptly following the Expiration Date.

Merrill Lynch & Co. is the Dealer Manager and Solicitation Agent, and Bondholder Communications Group is the Information Agent, in connection with the Offer to Purchase and Consent Solicitation Statement. Requests for information should be directed to Merrill Lynch & Co. at (212) 449-4914 (call collect) or (888) ML4-TNDR (toll free). Requests for documents should be directed to Bondholder Communications Group at (888) 385-2663 (toll free) or  to Bondholder Communications Group’s London office at + 44 20 7236 0788.  Information regarding the Offer and Consent Solicitation is also available on the internet at www.bondcom.com/gruma.

This press release is not an offer to purchase or the solicitation of an offer to sell with respect to the 7.625% Notes. The offers are being made solely by the Offer to Purchase and Consent Solicitation Statement.

ABOUT GRUMA

Founded in 1949, Gruma is the one of the world’s largest corn flour and tortilla producer. Gruma is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, Gruma operates principally through the following subsidiaries: Gruma Corporation, Gruma’s wholly-owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (‘‘Gimsa’’), the company’s 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, Gruma’s 60%-owned wheat flour subsidiary in Mexico; Gruma Centroamérica LLC, Gruma’s wholly-owned corn flour subsidiary with operations in Central America; and Productos y Distribuidora Azteca, S.A. de C.V. (Prodisa), Gruma’s wholly owned packaged tortilla subsidiary in Northern Mexico. Gruma also produces corn flour and wheat flour in Venezuela through Monaca, a 95%-owned subsidiary, and Demaseca, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, as of October 28, 2004, Gruma had 15,100 employees and 76 plants and, for the year ended December 31, 2003, had net sales of approximately US$2.0 billon, of which 49% came from Gruma’s operations in the United States and Europe. For more information, visit www.gruma.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this release, certain matters discussed in this release may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate,” “estimate,” “expect,” “project,” “believe” and similar expressions generally identify a forward-looking statement. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors.  These risks, uncertainties and factors include:  general economic and business conditions, including changes in the Mexican peso/U.S. dollar exchange rate, the Venezuelan bolívar/U.S. dollar exchange rate, and conditions that affect the price of corn and wheat; potential changes in demand for our products; price and product competition; and other general economic factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this release. Gruma disclaims any duty to update any forward-looking statements.